NEWS RELEASE
T. ROWE PRICE GROUP REPORTS FIRST QUARTER 2019 RESULTS

BALTIMORE (April 24, 2019) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its results for the first quarter of 2019.

▪	Assets under management end the quarter at $1.082 trillion

▪	Net revenues of $1.3 billion for Q1 2019

▪	Diluted earnings per common share of $2.09 for Q1 2019

▪	Adjusted non-GAAP diluted earnings per common share of $1.87 for Q1 2019

▪	Long-term investment performance remains strong

▪	Net client inflows of $5.4 billion for Q1 2019

Financial Highlights

	Three Months ended
(in millions, except per-share data)	3/31/2019	3/31/2018	% change

U.S. GAAP basis
Investment advisory fees	$1,194.2	$1,189.2	.4%
Net revenues	$1,327.3	$1,328.0	(.1)%
Operating expenses	$794.8	$744.2	6.8%
Net operating income	$532.5	$583.8	(8.8)%
Non-operating income(1)	$202.8	$16.1	n/m
Net income attributable to T. Rowe Price Group	$512.6	$453.7	13.0%
Diluted earnings per common share	$2.09	$1.77	18.1%
Weighted average common shares outstanding assuming dilution	239.6	249.8	(4.1)%

Adjusted-non-GAAP basis(2)
Operating expenses	$756.6	$741.0	2.1%
Net income attributable to T. Rowe Price	$460.6	$445.6	3.4%
Diluted earnings per common share	$1.87	$1.74	7.5%

Assets under Management (in billions)
Average AUM	$1,043.5	$1,025.5	1.8%
Ending AUM	$1,081.7	$1,014.2	6.7%
(1) The percentage change in non-operating income is not meaningful (n/m).
(2) Adjusts the GAAP basis for the impact of consolidated T. Rowe Price investment products, the impact of market movements on the supplemental savings plan liability and related economic hedges, investment income related to certain other investments, and certain nonrecurring charges and gains. The firm believes the non-GAAP financial measures provide relevant and meaningful information to investors about its core operating results. See the reconciliation to the comparable U.S. GAAP measures at the end of this earnings release.

Management Commentary
William J. Stromberg, president and chief executive officer, commented: "The first quarter saw a strong recovery in the markets and investors partially returning from the sidelines after the volatility in December. Against this backdrop, we continued to deliver solid investment performance and financial results.

“Strong recoveries in global stocks and bonds helped our assets under management grow to $1.082 trillion in the first quarter of 2019. We were pleased to see redemption activity decrease relative to the fourth quarter of 2018, as market volatility subsided. Our net flows were diversified, as the firm recorded positive cash flows across all geographies and asset classes. We remained opportunistic in our approach to share repurchases and bought back 2.5 million shares in the first quarter of 2019.

“Early April saw important news for the industry with the Securities and Exchange Commission (SEC) preliminarily approving the first semi-transparent exchange-traded fund (ETF), potentially giving investors access to active management in an ETF format. We remain very engaged with the SEC on our proposal for semi-transparent active ETFs and hope to continue to build upon our progress to date.

“Our focus on strategically investing for growth while carefully managing expenses remains unchanged. We continue to be pleased with our progress in executing our strategic plan across investment capabilities, products, distribution, and technology, as well as in driving operational efficiencies. Recent highlights include:

▪
Investment Capabilities and Product - We recently finalized operational readiness of the new Model Portfolios Target Allocation Active Series, which will leverage existing multi-asset capabilities across seven risk-based portfolios as part of our managed accounts program.  We also continue to add share classes to our SICAV, AUT, and OEIC lineups, in addition to carefully evaluating new strategies that will enable us to best meet our clients’ needs.

▪
Distribution Capabilities - We recently announced the alignment of our distribution teams into one Global Distribution unit to foster collaboration and innovation in support of enhanced client service and continued growth and diversification of the firm.

▪
Americas - In our U.S. Intermediary business, we are continuing to build out our broker-dealer channel and we remain pleased with our traction with no transaction fee platforms. We also continue to launch new tools and digital capabilities to support our Individual Investors and Retirement Plan Services clients. Finally, in the retirement space, we broadened our trust offering with the launch of the Large-Cap Growth Trust and the opening of a managed payout income class in the Retirement 2020 Trust, which offers an in-plan managed income solution, to all trust clients on April 1.

▪	EMEA and APAC - To capture additional opportunities in the Japanese market we expanded our Japanese Investment Trust offering with the launch of the new Global ex Japan Focused Growth

Equity Fund, and have additional launches planned in the coming months. We continue to invest in EMEA and APAC, including client coverage, operating model build-out, and brand awareness as we look to build upon the progress made in 2018.

“While market performance is unpredictable, the hard work and dedication of our associates is unwavering. Our position remains strong, and our long-term approach to managing the business allows our teams to remain highly focused on delivering significant, durable value for our clients and stockholders over time.”

Assets Under Management
Assets under management increased $119.4 billion in the first quarter of 2019 to $1.082 trillion at March 31, 2019. The firm's net cash inflows were $5.4 billion in the first quarter of 2019. Clients transferred $6.1 billion in net assets from the U.S. mutual funds to other investment products, primarily the target-date trusts, in the first quarter of 2019. The components of the change in assets under management, by vehicle and asset class, are shown in the tables below.

	Three months ended 3/31/2019
(in billions)	U.S. mutual funds	Subadvised and separate accounts	Other investment products	Total
Assets under management at beginning of period	$564.5	$250.0	$147.8	$962.3

Net cash flows before client transfers	4.6	.8	—	5.4
Client transfers	(6.1)	(.9)	7.0	—
Net cash flows after client transfers	(1.5)	(.1)	7.0	5.4
Net market appreciation and income	67.4	30.7	15.6	113.7
Distributions reinvested	.3	—	—	.3
Change during the period	66.2	30.6	22.6	119.4

Assets under management at March 31, 2019	$630.7	$280.6	$170.4	$1,081.7

	Three months ended 3/31/2019
(in billions)	Equity	Fixed income, including money market	Multi-asset(1)	Total
Assets under management at beginning of period	$539.9	$136.1	$286.3	$962.3

Net cash flows	.7	1.5	3.2	5.4
Net market appreciation and income(2)	81.0	3.3	29.7	114.0
Change during the period	81.7	4.8	32.9	119.4
Assets under management at March 31, 2019	$621.6	$140.9	$319.2	$1,081.7
(1) The underlying assets under management of the multi-asset portfolios have been aggregated and presented in this category and not reported in the equity and fixed income columns.
(2) Reported net of distributions not reinvested.

The assets under management in the firm's target date retirement products, which are reported as part of the multi-asset column in the table above, were $257.8 billion at March 31, 2019, compared with $230.4 billion at December 31, 2018. Net cash inflows into these portfolios were $3.0 billion in the first quarter of 2019.

Investors domiciled outside the United States accounted for 6.4% of the firm's assets under management at March 31, 2019 and 6.2% at December 31, 2018.

Financial Results
Net Revenues earned in the first quarter of 2019 were $1.3 billion, virtually flat from the comparable 2018 quarter.

▪
Investment advisory revenues earned in the first quarter of 2019 from the firm's U.S. mutual funds were $815.9 million, a decrease of 2.0% from the comparable 2018 quarter. Average assets under management in these funds for the first quarter of 2019 decreased 1.9% to $610.1 billion.

▪
Investment advisory revenues earned in the first quarter of 2019 from subadvised and separate accounts as well as other investment products were $378.3 million, an increase of 6.2% from the comparable 2018 quarter. Average assets under management for these products increased 7.4% to $433.4 billion.

▪
The effective fee rate of 46.4 basis points in the first quarter of 2019 was unchanged from the fourth quarter of 2018, though lower compared with the 47.0 basis points in the first quarter of 2018. The decline in the effective fee rate from the first quarter of 2018 was primarily due to client transfers to lower fee vehicles or share classes over the last twelve months. Over time, the firm's effective fee rate can be impacted by market or cash flow related shifts among asset and share classes, price changes in existing products, and asset level changes in products with tiered-fee structures.

▪
Administrative, distribution, and servicing fees in the first quarter of 2019 were $133.1 million, a decrease of $5.7 million from the comparable 2018 quarter. The decrease was primarily attributable to lower assets under management in the U.S. mutual funds resulting from client transfers to lower fee vehicles and share classes.

Operating expenses were $794.8 million in the first quarter of 2019 compared with $744.2 million in the first quarter of 2018. The increase in operating expenses for the first quarter of 2019 was primarily due to the firm's continued strategic investments, as well as higher compensation expense related to the supplemental savings plan as markets rebounded strongly in the first quarter of 2019. The higher expense related to the supplemental savings plan is partially offset by the non-operating gains earned on the investments used to hedge the related liability.

▪	On a non-GAAP basis, the firm's operating expenses in the first quarter of 2019 increased 2.1% to
$756.6 million compared with the 2018 quarter. The firm currently expects its 2019 non-GAAP operating expense growth to be in the range of 4% to 7%. This range factors in continued investments in the business, the firm's cost optimization efforts, and the phased implementation of paying for all third-party investment research. We currently expect all third-party investment research costs to be fully accounted for in the firm's 2020 operating expenses. The firm could elect to adjust its expense growth should unforeseen circumstances arise, including significant market movements.

▪
Compensation and related costs were $491.5 million in the first quarter of 2019, an increase of 11.4% over the first quarter of 2018. The increase in compensation expense relative to the first quarter of 2018 was primarily related to the $34.2 million in higher expense related to the supplemental savings plan along with an increase in salaries and benefits from higher average headcount. The firm's average staff size increased 2.4% from the first quarter of 2018. The firm employed 7,102 associates at March 31, 2019.

▪
Advertising and promotion expense was $21.6 million in the first quarter of 2019, a decrease of 12.2% from the $24.6 million recognized in the first quarter of 2018. The decrease from the 2018 quarter was primarily a result of market uncertainty leading into the first quarter of 2019 and related timing of spend.

▪
Technology, occupancy, and facility costs were $98.1 million in the first quarter of 2019, an increase of 4.3% compared with the $94.1 million recognized in the first quarter of 2018. The increase was due primarily to incremental investment in the firm's technology capabilities, including related depreciation, hosted solution licenses, and maintenance programs.

▪
General, administrative, and other costs were $73.0 million in the first quarter of 2019, an increase of 1.8% compared with the $71.7 million recognized in the first quarter of 2018. The change was primarily a result of higher third-party investment research costs that were partially offset by lower professional fees.

Non-operating income was $202.8 million in the first quarter of 2019, as strong equity markets led to significant net gains in our investment portfolio compared with net gains of $16.1 million recognized in the comparable 2018 quarter. The firm's consolidated investment products comprised a little more than half of the net gains recognized during the first quarter of 2019, while the firm's non-consolidated investments, including its cash and discretionary investments and those used to hedge the supplemental savings plan liability, comprised the remaining net gains. The firm recognized $44.2 million in net gains during the first quarter of 2019 related to its non-consolidated cash and discretionary investments portfolio. The components of non-operating income for the first quarter of 2019 and 2018 are included in the tables at the end of this release.

Income Taxes. The firm's effective tax rate for the first quarter of 2019 was 24.7% compared with 24.1% for the first quarter of 2018. The following reconciles the statutory federal income tax rate to the firm's effective tax rate for the first quarter of 2019 and 2018:

	Three months ended
	3/31/2019	3/31/2018
Statutory U.S. federal income tax rate	21.0%	21.0%
State income taxes for current year, net of federal income tax benefits(1)	4.2	5.1
Net income attributable to redeemable non-controlling interests	(.6)	(.3)
Net excess tax benefits from stock-based compensation plans activity	(.6)	(2.1)
Other items	.7	.4
Effective income tax rate	24.7%	24.1%
(1) State income tax benefits are reflected in the total benefits for net income attributable to redeemable non-controlling interests and stock-based compensation plans activity.

The firm estimates its effective tax rate for the full year 2019 will be in the range of 23.5% to 26.5%.

Capital Management
T. Rowe Price remains debt-free with ample liquidity, including cash and investments in T. Rowe Price products as follows:

(in millions)	3/31/2019	12/31/2018
Cash and cash equivalents	$1,657.4	$1,425.2
Discretionary investments	1,720.2	1,597.1
Total cash and discretionary investments	3,377.6	3,022.3
Redeemable seed capital investments	1,115.8	1,118.9
Investments used to hedge the supplemental savings plan liability	429.2	381.3
Total cash and investments in T. Rowe Price products	$4,922.6	$4,522.5

▪	The firm's common shares outstanding were 236.4 million at March 31, 2019, compared with 238.1 million at the end of 2018.

▪	During the first quarter of 2019, the firm expended $229.8 million to repurchase 2.5 million shares of its common stock at an average price per share of $92.83.

▪
The firm invested $47.7 million during the first quarter of 2019 in capitalized facilities and technology and expects capital expenditures for 2019 to be up to $200 million, of which about two-thirds is planned for technology initiatives. These expenditures are expected to continue to be funded from operating resources.

Investment Performance(1)
The percentage of the firm's U.S. mutual funds(2) (across primary share classes) that outperformed their comparable Morningstar median on a total return basis and that are in the top Morningstar quartile for the one-, three-, five-, and 10-years ended March 31, 2019, were:

	1 year	3 years	5 years	10 years
Outperformed Morningstar median
All funds	65%	68%	79%	82%
Multi-asset funds	86%	79%	88%	84%

Top Morningstar quartile
All funds	26%	39%	51%	54%
Multi-asset funds	3%	53%	59%	79%

(1)
Source: © 2019 Morningstar, Inc. All rights reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

(2) Excludes passive and fund categories not ranked by Morningstar.

In addition, 85.5% of the firm's rated U.S. mutual funds' assets under management ended the quarter with an overall rating of four or five stars from Morningstar. The performance of the firm's institutional strategies against their benchmarks remains competitive, especially over longer time periods.

Other Matters
The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the first quarter of 2019 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm's unaudited consolidated financial results at March 31, 2019.

Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, new products and services, investments, capital expenditures, dividends, stock repurchases, the timing of the assumption of all third party research payments, changes in our effective fee rate, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2018 Form 10-K.

Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

CONTACTS:

Public Relations	Investor Relations
Brian Lewbart	Meghan Azevedo
410-345-2242	410-345-2756
brian_lewbart@troweprice.com	meghan_azevedo@troweprice.com

Unaudited Consolidated Statements of Income
(in millions, except per-share amounts)
	Three months ended
Revenues	3/31/2019	3/31/2018
Investment advisory fees	$1,194.2	$1,189.2
Administrative, distribution, and servicing fees	133.1	138.8
Net revenues	1,327.3	1,328.0

Operating expenses
Compensation and related costs	491.5	441.4
Distribution and servicing	66.4	70.3
Advertising and promotion	21.6	24.6
Product-related costs	44.2	42.1
Technology, occupancy, and facility costs	98.1	94.1
General, administrative, and other	73.0	71.7
Total operating expenses	794.8	744.2

Net operating income	532.5	583.8

Non-operating income
Net gains on investments	100.1	14.4
Net gains on consolidated investment products	101.9	.8
Other income	.8	.9
Total non-operating income	202.8	16.1

Income before income taxes	735.3	599.9
Provision for income taxes	181.3	144.4
Net income	554.0	455.5
Less: net income attributable to redeemable non-controlling interests	41.4	1.8
Net income attributable to T. Rowe Price Group	512.6	453.7
Less: net income allocated to outstanding restricted stock and stock unit holders	13.0	10.6
Net income allocated to T. Rowe Price Group common stockholders	$499.6	$443.1

Earnings per share
Basic	$2.11	$1.81
Diluted	$2.09	$1.77

Weighted-average common shares
Outstanding	236.6	244.3
Outstanding assuming dilution	239.6	249.8

Investment Advisory Revenues (in millions)	Three months ended
	3/31/2019	3/31/2018
U.S. mutual funds
Equity and blended assets	$694.5	$705.5
Fixed income, including money market	121.4	127.4
	815.9	832.9
Subadvised and separate accounts and other investment products
Equity and blended assets	318.8	297.0
Fixed income, including money market	59.5	59.3
	378.3	356.3
Total	$1,194.2	$1,189.2

Assets Under Management (in billions)	Average during
	Three months ended		As of
	3/31/2019	3/31/2018	3/31/2019	12/31/2018
U.S. mutual funds
Equity and blended assets	$487.6	$494.6	$506.6	$441.1
Fixed income, including money market	122.5	127.4	124.1	123.4
	610.1	622.0	630.7	564.5

Subadvised and separate accounts and other investment products
Equity and blended assets	332.9	308.2	347.9	299.2
Fixed income, including money market	100.5	95.3	103.1	98.6
	433.4	403.5	451.0	397.8
Total	$1,043.5	$1,025.5	$1,081.7	$962.3

Net Cash Flows After Client Transfers (by investment vehicle and underlying asset class)(1)(2)	Three months ended
(in billions)	3/31/2019
U.S. mutual funds
Equity and blended assets	$1.2
Fixed income, including money market	(2.7)
(1.5)
Subadvised and separate accounts and other investment products
Equity and blended assets	4.5
Fixed income, including money market	2.4
6.9
Total net cash flows after client transfers	$5.4
(1) The asset class net cash flows above include, in addition to net client flows, rebalancing within the target date portfolios in order to maintain their targeted asset allocations.
(2) The underlying assets of the multi-asset portfolios that invest in T. Rowe Price products have been broken out and included in their respective vehicle and asset class amounts.

Non-Operating Income (in millions)	Three months ended
	3/31/2019	3/31/2018
Net gains (losses) from non-consolidated T. Rowe Price investment products
Cash and discretionary investments
Dividend income	$16.2	$6.8
Market related gains (losses) and equity in earnings	28.0	(2.5)
Seed capital investments
Dividend income	.5	1.1
Market related gains (losses) and equity in earnings	19.6	(.4)
Net gain recognized upon deconsolidation	.1	3.1
Investments used to hedge the supplemental savings plan liability	31.0	2.9
Total net gains from non-consolidated T. Rowe Price investment products	95.4	11.0
Other investment income	4.7	3.4
Net gains on investments	100.1	14.4
Net gains on consolidated sponsored investment portfolios	101.9	.8
Other income, including foreign currency gains and losses	.8	.9
Non-operating income	$202.8	$16.1

Unaudited Condensed Consolidated Cash Flows Information (in millions)
	Three months ended
	3/31/2019			3/31/2018
	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows
Cash provided by (used in) operating activities, including $43.5 of stock-based compensation expense and $41.9 of depreciation expense in 2019	$673.4	$(94.7)	$578.7	$722.9	$(201.9)	$521.0
Cash provided by (used in) investing activities attributable to T. Rowe Price Group in 2019, including ($47.7) for additions to property and equipment and ($15.6) of additions to T. Rowe Price investment products	(69.2)	35.4	(33.8)	(524.3)	4.5	(519.8)
Cash provided by (used in) financing activities, including T. Rowe Price Group common stock repurchases of ($231.0)* and dividends paid of ($184.6) in 2019	(372.0)	66.0	(306.0)	(419.9)	177.8	(242.1)
Effect of exchange rate changes on cash and cash equivalents	—	(0.7)	(0.7)	—	1.3	1.3
Net change in cash and cash equivalents during period	$232.2	$6.0	$238.2	$(221.3)	$(18.3)	$(239.6)
*Cash flows for stock repurchases reflect the impact of the timing of the settlement of these transactions at each period beginning and end.

Unaudited Condensed Consolidated Balance Sheet Information (in millions)	As of
	3/31/2019	12/31/2018
Cash and cash equivalents	$1,657.4	$1,425.2
Accounts receivable and accrued revenue	604.6	549.6
Investments	2,546.7	2,453.4
Assets of consolidated T. Rowe Price investment products	1,936.3	1,680.4
Property and equipment, net	667.2	661.3
Goodwill	665.7	665.7
Other assets, including operating lease assets in 2019	381.0	253.7
Total assets	8,458.9	7,689.3
Total liabilities, includes $64.7 at March 31, 2019, and $38.7 at December 31, 2018, from consolidated T. Rowe Price investment products	1,261.2	824.7
Redeemable non-controlling interests	886.7	740.3
Stockholders' equity, 236.4 common shares outstanding at March 31, 2019	$6,311.0	$6,124.3

Cash, Cash Equivalents, and Investments Information (in millions)
	Cash and cash equivalents	Investments	Net assets of consolidated T. Rowe Price investment products	3/31/2019
Cash and discretionary investments	$1,657.4	$1,609.8	$110.4	$3,377.6
Seed capital investments	—	241.3	874.5	1,115.8
Investments used to hedge the supplemental savings plan liability	—	429.2	—	429.2
Total cash and investments in T. Rowe Price products attributable to T. Rowe Price Group	1,657.4	2,280.3	984.9	4,922.6
Investment in UTI and other investments	—	266.4	—	266.4
Total cash and investments attributable to T. Rowe Price Group	1,657.4	2,546.7	984.9	5,189.0
Redeemable non-controlling interests	—	—	886.7	886.7
As reported on unaudited condensed consolidated balance sheet at March 31, 2019	$1,657.4	$2,546.7	$1,871.6	$6,075.7

Non-GAAP Information and Reconciliation

The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results. These measures have been established in order to increase transparency for the purpose of evaluating the firm's core business, for comparing current results with prior period results, and to enable more appropriate comparison with industry peers. However, non-GAAP financial measures should not be considered as a substitute for financial measures calculated in accordance with U.S. GAAP and may be calculated differently by other companies. The following schedule reconciles U.S. GAAP financial measures to non-GAAP financial measures for the first quarter of 2019 and 2018.

	Three months ended
(in millions, except for per-share amounts)	3/31/2019	3/31/2018
Operating expenses, GAAP basis	$794.8	$744.2
Non-GAAP adjustments:
Expenses of consolidated T. Rowe Price investment products, net of elimination of its related management and administrative fees(1)	(1.6)	(.8)
Compensation expense related to market valuation changes in the supplemental savings plan liability(2)	(36.6)	(2.4)
Adjusted operating expenses	$756.6	$741.0

Net income attributable to T. Rowe Price Group, GAAP basis	$512.6	$453.7
Non-GAAP adjustments:
Net income of consolidated T. Rowe Price investment products, net of redeemable non-controlling interests(1)	(57.4)	3.5
Non-operating income of investments designated as an economic hedge of the supplemental savings plan liability less related compensation expense(2)	5.6	(.5)
Other non-operating income(3)	(25.7)	(12.4)
Income tax impacts of non-GAAP adjustments(4)	25.5	1.3
Adjusted net income attributable to T. Rowe Price Group	$460.6	$445.6

Diluted earnings per common share, GAAP basis	$2.09	$1.77
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(.16)	.01
Non-operating income of investments designated as an economic hedge of the supplemental savings plan liability less related compensation expense(2)	.01	—
Other non-operating income(3)	(.07)	(.04)
Adjusted diluted earnings per common share(5)	$1.87	$1.74

(1) These non-GAAP adjustments back out the impact the consolidated T. Rowe Price investment products have on the firm's U.S. GAAP consolidated statements of income. Management believes the consolidated T. Rowe Price investment products may impact the reader's ability to understand the firm's core operating results. The following tables detail the impact the consolidated products have on operating expenses and net income attributable to T. Rowe Price Group.

The following table details the calculation of operating expenses of consolidated T. Rowe Price investment products, net of elimination of its related management and administrative fees.

	Three months ended
	3/31/2019	3/31/2018
Operating expenses before eliminations	$3.1	$2.5
Operating expenses eliminated in consolidation	(1.5)	(1.7)
Total operating expenses, net of eliminations	$1.6	$.8

The following table details the calculation of net income of consolidated T. Rowe Price investment products, net of redeemable non-controlling interests:

	Three months ended
	3/31/2019	3/31/2018
Net investment gains	$101.9	$.8
Operating expenses	(3.1)	(2.5)
Net income (loss)	98.8	(1.7)
Less: net income attributable to redeemable non-controlling interests	41.4	1.8
T. Rowe Price Group's portion of net income (loss)	$57.4	$(3.5)

(2) This non-GAAP adjustment removes the compensation expense from market valuation changes in the supplemental savings plan and the related net gains on investments designated as an economic hedge against the related liability. Amounts deferred under the supplemental savings plan are adjusted for appreciation (depreciation) of hypothetical investments chosen by the employees. Since the firm economically hedges the exposure to these market movements, management believes it is useful to offset the non-operating investment income earned on the hedges against the related compensation expense and remove the net impact to increase comparability period to period. The following table details the supplemental savings plan related items:

	Three months ended
	3/31/2019	3/31/2018
Net gains on investments designated as an economic hedge of supplemental savings plan liability	$31.0	$2.9
Compensation expense from market valuation changes in supplemental savings plan liability	(36.6)	(2.4)
Non-operating income (loss) of investments designated as an economic hedge of supplemental savings plan liability less compensation expense	$(5.6)	$.5

(3) This non-GAAP adjustment represents the other non-operating income and the net gains (losses) earned on the firm's non-consolidated investment portfolio that are not designated as economic hedges of the supplemental savings plan liability, and beginning in the second quarter of 2018, those investments that are not part of the cash and discretionary investment portfolio. Management modified the non-GAAP adjustment to exclude the investment gains recognized on its cash and discretionary investments, as the income earned on these assets are considered part of the firm's core operations. The impact on previously reported non-GAAP measures is immaterial. Management believes adjusting for these non-operating income items helps the reader's ability to understand the firm's core operating results and increases comparability to prior years. Additionally, management does not emphasize the impact of the portion of non-operating income removed when managing and evaluating the firm's performance.

	Three months ended
	3/31/2019	3/31/2018
Net gains on investments	$100.1	$14.4
Less: net gains on investments designated as an economic hedge of supplemental savings plan liability	31.0	2.9
Less: net gains earned on cash and discretionary investments	44.2	—
Net gains on remaining non-consolidated investment portfolio	$24.9	$11.5
Other income	.8	.9
Total other non-operating income	$25.7	$12.4

(4) The income tax impacts were calculated in order to achieve an overall quarterly non-GAAP effective tax rate of 25.3% for 2019 and 24.3% for 2018. The firm estimates its effective tax rate for the full-year 2019 on a non-GAAP basis will be in the range of 24% to 26%.

(5) This non-GAAP measure was calculated by applying the two-class method to adjusted net income attributable to T. Rowe Price Group divided by the weighted-average common shares outstanding assuming dilution.